MATERIAL CHANGE REPORT

Form 51-102F3

Item 1.
Name and Address of Company
Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario, M4W 1E5

Manulife Finance (Delaware), L.P.
1105 N. Market Street, Suite 1222
Wilmington, Delaware, U.S.A. 19801

Item 2.	Date of Material Change
December 14, 2006
Item 3.	Press Release

Manulife Financial Corporation (“MFC”) and Manulife Finance (Delaware), L.P. (“MFLP”) issued news releases on December 5, 2006 and December 14, 2006 with respect to the public offering of debentures of MFLP guaranteed by MFC.

Item 4.	Summary of Material Change

MFLP issued $550 million principal amount of senior unsecured debentures due December 15, 2026 and $650 million principal amount of subordinated unsecured debentures due December 15, 2041, each guaranteed by MFC.

Item 5.	Full Description of Material Change

MFLP, an indirect wholly-owned subsidiary of MFC, has issued $550 million principal amount of senior unsecured debentures and $650 million principal amount of subordinated unsecured debentures to the public in Canada pursuant to a short form prospectus. The obligations of MFLP under the senior debentures and the subordinated debentures are fully and unconditionally guaranteed by MFC on a senior basis and subordinated basis, respectively. MFLP has filed a short form prospectus dated December 8, 2006 with respect to the offering.

The debentures, offered on a best efforts basis through the agency syndicate jointly led by Scotia Capital Inc. and RBC Dominion Securities Inc., were issued on December 14, 2006. The senior debentures will pay a fixed rate of 4.448 per cent per annum until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance Rate plus 1.5 per cent. The subordinated debentures will pay a fixed rate of 5.059 per cent per annum until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance Rate plus one per cent.

The senior debentures are direct unsecured obligations of MFLP and rank equally with all other unsecured indebtedness of MFLP that is not subordinated. The subordinated debentures are direct unsecured obligations of MFLP and rank equally with all other subordinated unsecured indebtedness of MFLP. MFC provided a guarantee of all amounts payable under the senior debentures that ranks equally with all other unsecured indebtedness of MFC that is not subordinated, and a guarantee of all amounts payable under the subordinated debentures that ranks equally with all other subordinated indebtedness of MFC, that is not subordinated.

The net proceeds of the offering of the senior debentures and of the subordinated debentures will be used by MFLP to provide funding for general corporate purposes to direct and indirect subsidiaries of MFC. The proceeds of the offering of the subordinated debentures will be used as regulatory capital for insurance company subsidiaries of MFC. It is expected that the subordinated debentures will constitute Tier 2b capital of The Manufacturers Life Insurance Company and MFC for the purposes of the Insurance Companies Act (Canada).

The senior debentures are dated December 14, 2006 and will mature on December 15, 2026. The subordinated debentures are dated December 14, 2006 and will mature on December 15, 2041. Interest on the senior debentures will be payable in equal semi-annual installments on June 15 and December 15 in each year until December 15, 2016, after which interest will be payable in arrears on March 15, June 15, September 15 and December 15 of each year until maturity. Interest on the subordinated debentures will be payable in equal semi-annual installments on June 15 and December 15 in each year until December 15, 2036, after which interest will be payable in arrears on March 15, June 15, September 15 and December 15 of each year until maturity.

MFLP may, at its option, redeem the senior debentures in whole or in part on not less than 30 days’ nor more than 60 days’ prior notice to the registered holder, at a redemption price which, if the senior debentures are redeemed prior to December 15, 2016, is equal to the greater of (i) the Canada Yield Price (as defined in the short form prospectus) and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. The Senior Debentures may be redeemed, at the option of MFLP, on any interest payment date, in whole or in part on or after December 15, 2016, at a redemption price equal to par, together with accrued and unpaid interest to the date fixed for redemption.

Upon the occurrence of certain tax events, MFLP may, at its option, with the prior approval of the Superintendent in the case of the subordinated debentures, redeem the relevant class of debentures as a whole (but not in part), at the applicable Additional Amounts Redemption Price (as defined in the short form prospectus) or at the Loss of Deduction Redemption Price (as defined in the short form prospectus), as the case may be, subject to certain conditions.

MFLP may, at its option, with the prior approval of the Superintendent of Financial Institutions (the “Superintendent”), redeem the subordinated debentures in whole or in part on not less than 30 days’ nor more than 60 days’ prior notice to the registered holder, at a redemption price which, if the subordinated debentures are redeemed prior to December 15, 2036, is equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. The subordinated debentures may be redeemed, at the option of MFLP, on any interest payment date, in whole or in part on or after December 15, 2036, at a redemption price equal to par, together with accrued and unpaid interest to the date fixed for redemption.

Item 6.	Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information, please contact Richard A. Lococo, Senior Vice President and Deputy General Counsel of MFC at (416) 926-6620.
Item 9.	Date of Report
December 14, 2006.

FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
December 5, 2006

Manulife Financial to issue senior and subordinated debentures

TORONTO - Manulife Finance (Delaware), L.P. (“MFLP”), an indirect wholly-owned subsidiary of Manulife Financial Corporation (“MFC”), has entered into an Agency Agreement with a syndicate jointly led by Scotia Capital Inc. and RBC Dominion Securities Inc. with respect to an offering of up to $550 million principal amount of senior unsecured debentures and up to $650 million principal amount of subordinated unsecured debentures. The obligations of MFLP under the senior debentures and the subordinated debentures will be guaranteed by MFC on a senior basis and subordinated basis, respectively. MFLP has filed a preliminary short form prospectus dated December 4, 2006 with respect to the offering.

The debentures, to be offered on a best efforts basis through the agency syndicate, are expected to be issued on December 14, 2006. The senior debentures will pay a fixed rate of 4.448 per cent per annum until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance Rate plus 1.5 per cent. The subordinated debentures will pay a fixed rate of 5.059 per cent per annum until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance Rate plus one per cent.

The senior debentures will be direct unsecured obligations of MFLP and will rank equally with all other unsecured indebtedness of MFLP which is not subordinated. The subordinated debentures will be direct unsecured obligations of MFLP and will rank equally with all other subordinated unsecured indebtedness of MFLP. MFC will provide a guarantee of all amounts payable under the senior debentures that will rank equally with all other unsecured indebtedness of MFC which is not subordinated, and a guarantee of all amounts payable under the subordinated debentures that will rank equally with all other subordinated indebtedness of MFC. MFLP will invest the net proceeds of the offering in subsidiaries of MFC.

The debentures have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the debentures in the United States.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$381 billion (US$341 billion) as at September 30, 2006.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com

FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
December 14, 2006

Manulife Financial completes senior and subordinated debenture offering

TORONTO - Manulife Finance (Delaware), L.P. (“MFLP”), an indirect wholly-owned subsidiary of Manulife Financial Corporation (“MFC”), has successfully completed its previously announced offering of $550 million principal amount of senior unsecured debentures and $650 million principal amount of subordinated unsecured debentures. The obligations of MFLP under the senior debentures and the subordinated debentures are guaranteed by MFC on a senior basis and subordinated basis, respectively.

The debentures were issued under a short form prospectus dated December 8, 2006. The debentures were offered through an agency syndicate jointly led by Scotia Capital Inc. and RBC Dominion Securities Inc.

The debentures have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the debentures in the United States.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$381 billion (US$341 billion) as at September 30, 2006.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com